November 19, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel Crawford

Re:	Aspira Women’s Health Inc.
Registration Statement on Form S-1
Filed October 20, 2025 (File No. 333-290633)

Dear Mr. Crawford,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on November 21, 2025, at 4:00 p.m., Eastern Time, or as soon as thereafter as practicable, or at such later time as Aspira Women’s Health Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact J. Eric Johnson of Winston & Strawn LLP, counsel to the Company, at (713) 651-2647 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Aspira Women’s Health Inc.

By:	/s/ Mike Buhle
Name:	Mike Buhle
Title:	Chief Executive Officer

cc: J. Eric Johnson, Esq.